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FILE NO: 66246.2

July 25, 2005

VIA EDGAR

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Midlantic Office Trust, Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed June 23, 2005 Registration No. 333-124933

Dear Ms. Garnett:

As counsel to Midlantic Office Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-124933) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Sidney M. Bresler of the Company, dated July 13, 2005. For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your July 13, 2005 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 2.

We have provided to each of you, Robert Telewicz, Cicely Luckey and Jeffrey Shady, a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on June 23, 2005. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Karen J. Garnett
United States Securities and Exchange Commission

Prospectus Cover Page

1.	We note your response to comment 8; however, we are unable to agree with your analysis. We continue to believe that information about the directed share program is not key to an investment decision. This disclosure is more appropriate for the body of the prospectus. Please revise your cover page to remove this disclosure as previously requested.

RESPONSE:

The Company has revised the cover page in response to this comment.

Prospectus Summary, page 1

2.	We note your response to prior comment 9; however, your summary still contains a significant amount of information that is better suited for the body of the prospectus. In addition, much of the information is repeated verbatim in the description of your business beginning on page 53. Please further revise to summarize the most important aspects of your business and your offering, rather than repeating the detailed disclosure that appears elsewhere in the document.

RESPONSE:

The Company has revised the prospectus summary in response to this comment.

Our Strategy, page 5

3.	Much of the disclosure in this section is repeated under the heading “Overview” beginning on page 1. Please revise to delete all redundancies in this section.

RESPONSE:

The Company has revised the disclosure under the heading “Overview” beginning on page 1 in response to this comment.

Ms. Karen J. Garnett
United States Securities and Exchange Commission

Risk Factors, page 19

4.	We note that you have not entered into binding agreements to acquire your initial properties. Please include a risk factor discussing the risk that you may not acquire the initial properties described in the prospectus. Alternatively, please tell us why you believe this is not a material risk.

RESPONSE:

The Company advises the Staff that it has entered into binding agreements to acquire its initial properties and has further revised the disclosure on page 18 and elsewhere in the prospectus in response to this comment.

The value of certain consideration paid to Bresler & Reiner for certain intangible assets will be determined by our initial public offering price and may exceed the fair market value of these assets, page 19

5.	Disclosure at the top of page 106 indicates the additional risk that the value of the consideration paid for the rights acquired from Bresler & Reiner may exceed fair market value because you did not obtain third-party appraisals, valuations, or fairness opinions. Please expand this risk factor to discuss the additional risk.

RESPONSE:

The Company has revised the disclosure on pages 17 and 18 in response to this comment.

Our cash available for distribution may not be sufficient to make distributions to our stockholders at expected levels, page 23

6.	Please expand the disclosure to state whether you may use proceeds from this offering to pay distributions to stockholders.

RESPONSE:

The Company has revised the disclosure on page 21 and elsewhere in the prospectus in response to this comment.

Ms. Karen J. Garnett
United States Securities and Exchange Commission

Our debt agreements will impose limits on our operations and our ability to make distributions to our stockholders, page 26

7.	The first sentence states that agreements relating to the debt you incur “may” contain financial and operating covenants. Please tell us whether any of the debt you will hold upon completion of this offering contains such covenants. If so, please revise the risk factor to describe those covenants and indicate whether you are currently in compliance. Please provide similar disclosure in the Liquidity section of MD&A.

RESPONSE:

The Company supplementally advises the staff that the debt it will hold upon completion of this offering does not contain financial and operating covenants. The Company has revised the disclosure on pages 24 and 50 in response to this comment.

Distribution Policy, page 41

8.	We have read your response to comment 25 and 26. Please revise your disclosure to specifically describe the restrictions in your debt agreements that will prevent you from making distributions to investors.

RESPONSE:

The Company has revised the disclosure on page 41 in response to this comment.

9.	Footnote (10) to the distribution table suggests that a portion of your initial distribution will exceed current and accumulated earnings. Please disclose how you intend to fund this distribution.

RESPONSE:

The Company has revised the disclosure on pages 42 and 43 in response to this comment.

Our Business and Properties, page 53

10.	We note your response to comment 38. Please further revise to clarify whether the collaborative relationships with local property managers and leasing agents are formal or informal. Please describe in more detail how you expect to benefit from these collaborative relationships in the future.

RESPONSE:

The Company has revised the disclosure on pages 54 and 55 in response to this comment.

Ms. Karen J. Garnett
United States Securities and Exchange Commission

Certain Relationships and Related Party Transactions, page 104

Purchase and Sale Agreements and Assignment Agreement, page 106

11.	We note your response to comment 54 and the revised disclosure on page 107. Please expand the disclosure under “Capitalization Rate” to explain in more detail the “desired capitalization rate.” Discuss how you determined the rate for each property and how the desired capitalization rate relates to management’s estimate of 2005 net operating income.

RESPONSE:

The Company has revised the disclosure on page 108 in response to this comment.

Related Party Transactions, page 109

12.	Refer to comment 54. Please revise your disclosure to state the cost of any property acquired by the seller within two years prior to this transaction. Refer to Instruction 5 to paragraph (a) in Item 404 of Regulation S-K.

RESPONSE:

The Company has revised the disclosure on page 112 in response to this comment.

Financial Statements

1. Adjustments to unaudited pro forma condensed consolidated balance sheet, page F-6

2. Adjustments to unaudited pro forma condensed consolidated statement of operations, page F-11

13.	Please further expand your disclosures in response to our prior comment 73 to clarify how the amount expensed for the LTIP units was derived. In addition, tell us the accounting literature you relied upon in determining a negotiated value was appropriate in valuing the LTIP units or the rights received.

RESPONSE:

The Company has revised the disclosure on page F-17 in response to this comment. In addition, the Company supplementally advises the Staff that is relied upon the accounting literature set forth on Annex A (Employees) and Annex B (Non-employees) to this letter to determine the value of the LTIP units or the rights received as negotiated between the Company and Bresler & Reiner:

Ms. Karen J. Garnett
United States Securities and Exchange Commission

Midlantic Office Trust, Inc., page F-31

14.	We have considered your response to our prior comment 74. Tell us whether you considered the need to disclose a summary of the significant accounting policies the Company will employ subsequent to acquiring the properties.

RESPONSE:

The Company has considered the need to disclose the significant accounting policies that it will employ subsequent to acquiring its initial properties and accordingly, has revised the disclosure on pages F-29 to F-31 and pages 47 and 48 in response to this comment.

Property Financial Statements prepared in accordance with Rule 3-14 of Regulation S-X, pages F-32 — F-54

15.	We note your response to prior comment 76. Please revise your document to include all of the financial statements required under Rule 3-14 of Regulation S-X.

RESPONSE:

The Company advises the Staff that it has included all required financial statements under Rule 3-14 of Regulation S-X in response to this comment.

The Company further supplementally advises the Staff that is has added additional market and industry data in the prospectus related to the first quarter of 2005. The Company has provided supplementally under separate cover copies of the relevant portions of the market and industry data that it added to the prospectus as well as supporting data.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,
/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Jeffrey Shady, Esq. Mr. Robert Telewicz Ms. Cicely Luckey Mr. Sidney M. Bresler Brad S. Markoff, Esq.

Annex A
Reference: Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB25)
10. Measuring Compensation for Services. Compensation for services that a corporation receives as consideration for stock issued through employee stock option, purchase, and award plans should be measured by the quoted market price of the stock at the measurement date less the amount, if any, that the employee is required to pay. That is the principle in Chapter 13B of ARB No. 43 with two modifications: (a) the meaning of fair value of stock for compensatory plans is narrowed and (b) the measurement date for plans with a variable number of shares of stock or a variable option or purchase price is different.
a. Quoted market price is substituted for fair value. The Board acknowledges the conclusion in Chapter 13B that “market quotations at a given date are not necessarily conclusive evidence” of fair value of shares of stock but concludes that, for purposes of this Opinion, the unadjusted quoted market price of a share of stock of the same class that trades freely in an established market should be used in measuring compensation. An employee’s right to acquire or receive shares of stock is presumed to have a value and that value stems basically from the value of the stock to be received under the right. However, the value of the right is also affected by various other factors, some of which tend to diminish its value and some of which tend to enhance it. Those opposing factors include a known future purchase price (or no payment), restrictions on the employee’s right to receive stock, absence of commissions on acquisition, different risks as compared with those of a stockholder, tax consequences to the employee, and restrictions on the employee’s ability to transfer stock issued under the right. The effects of the opposing factors are difficult to measure, and a practical solution is to rely on quoted market price to measure compensation cost related to issuing both restricted (or letter) and unrestricted stock through stock option, purchase, or award plans. If a quoted market price is unavailable, the best estimate of the market value of the stock should be used to measure compensation.
b. The measurement date for determining compensation cost in stock option, purchase, and award plans is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price, if any. That date for many or most plans is the date an option or purchase right is granted or stock is awarded to an individual employee and is therefore unchanged from Chapter 13B of ARB No. 43. However, the measurement date may be later than the date of grant or award in plans with variable terms that depend on events after date of grant or award.
Thus a corporation recognizes compensation cost for stock issued through compensatory plans unless the employee pays an amount that is at least equal to the quoted market price of the stock at the measurement date.
APB25, Par. 11

Annex B

Reference: Accounting for Transactions with Other Than Employees
FAS123, Par. 8

Except for transactions with employees that are within the scope of Opinion 25, all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of goods or services received from suppliers other than employees frequently is reliably measurable and therefore indicates the fair value of the equity instruments issued. The fair value of the equity instruments issued shall be used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received. 6 A common example of the latter situation is the use of the fair value of tradable equity instruments issued in a purchase business combination to measure the transaction because the value of the equity instruments issued is more reliably measurable than the value of the business acquired.